Exhibit 99.4

RAY "ZEKE" BLAKELEY, SME-RM
MINETECH LLC
29 DENALI LANE, BUTTE, MONTANA USA 59701

VIA SEDAR+

British Columbia Securities Commission

Alberta Securities Commission

Ontario Securities Commission

Financial and Consumer Affairs Authority of Saskatchewan

The Manitoba Securities Commission

Autorité des marchés financiers

Nova Scotia Securities Commission

Financial and Consumer Services Commission of New Brunswick

Office of the Superintendent of Securities, Service Newfoundland and Labrador

Financial and Consumer Services Division, Prince Edward Island

Office of the Superintendent of Securities, Northwest Territories

Office of the Superintendent of Securities, Nunavut

Office of the Yukon Superintendent of Securities

CONSENT OF QUALIFIED PERSON

I, Ray "Zeke" Blakeley, SME-RM, a Qualified Person as defined in National Instrument 43-101 – Standards of Disclosure for Mineral Projects, consent to the public filing of the technical report entitled "NI 43-101 Technical Report and Preliminary Economic Assessment La Mina Gold-Copper Mineral Deposit, Department of Antioquia, Republic of Colombia", dated June 8, 2026 with an effective date of April 22, 2026 (the "Technical Report") by GoldMining Inc. (the "Company").

I also consent to the use of the Technical Report and any extracts from or a summary of the Technical Report in the news releases of the Company dated April 28, 2026 and June 8, 2026 (collectively, the "News Releases"). I further consent to the use of my name in connection with the News Releases.

I certify that I have read the News Releases, including the written disclosure of the Technical Report and of extracts from or a summary of the Technical Report in the written disclosure contained therein and that it fairly and accurately represents the information in the sections of the Technical Report for which I am responsible and have no reason to believe there are any misrepresentations in the information contained therein that are derived from the Technical Report or that are within my knowledge as a result of the services I performed in connection with the Technical Report.

DATED this 8th day of June, 2026.

/s/ Ray "Zeke" Blakeley
Ray "Zeke" Blakeley, SME-RM MineTech, LLC